AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 2007
SECURITIES ACT FILE NO. ___________
INVESTMENT COMPANY ACT FILE NO. 811-08110
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE TO

ISSUER TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
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SPECIAL SITUATIONS FUND III, L.P.
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(NAME OF ISSUER)

SPECIAL SITUATIONS FUND III, L.P.
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(NAMES OF PERSON FILING STATEMENT)

LIMITED PARTNERSHIP UNITS
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(TITLE OF CLASS OF SECURITIES)

NOT APPLICABLE
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(CUSIP NUMBER OF CLASS OF SECURITIES)

AUSTIN W. MARXE
c/o SPECIAL SITUATIONS FUNDS
527 MADISON AVENUE, SUITE 2600
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 319-6670
FAX: (212) 319-6677
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
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COPIES TO:
ALLEN B. LEVITHAN, ESQ.
LOWENSTEIN SANDLER PC
65 LIVINGSTON AVENUE
ROSELAND, NEW JERSEY 07068-1791
TELEPHONE: (973) 597-2406
FAX: (973) 597-2407

CALCULATION OF FILING FEE

Transaction Valuation                Amount of Filing Fee
---------------------                --------------------
Not Applicable                      Not Applicable

[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ________________       Filing Party:_________________
      Form or Registration No.:_______________         Date Filed:___________________

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]  third-party tender offer subject to Rule 14d-1.

      [X]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This is Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Special Situations Fund III, L.P. (the "Fund") that was originally filed with the Securities and Exchange Commission on March 30, 2007.  This Amendment No. 1 constitutes the final amendment to Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Issuer Tender Offer Statement on Schedule TO of the Fund related to an offer by the Fund  (the "Tender Offer") to repurchase up to 5% of the total outstanding units of limited partnership interest ("Units") of the Fund held by limited partners of the Fund as of June 30, 2007, at a price equal to the net asset value of the Fund Units on June 30, 2007.  The Tender Offer terminated at 5:00 p.m., Eastern time, on May 1, 2007 (the "Expiration Date").  Pursuant to the Tender Offer, 94.0801 Units were tendered and repurchased by the Fund, at a net asset value per Unit of $25,000 as determined on June 30, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of July 3, 2007.

SPECIAL SITUATIONS FUND III, L.P.

BY: MGP ADVISERS LIMITED PARTNERSHIP

By: /s/ Austin W. Marxe
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Austin W. Marxe
Managing Individual General Partner